Mangoceuticals, Inc.

15110 Dallas Parkway, Suite 600

Dallas, Texas 75248

December 22, 2022

Via EDGAR

Mr. Jimmy McNamara

Mr. Joe McCann

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Re:	Mangoceuticals, Inc. (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 18, 2022
CIK No. 0001938046

Dear Sirs:

The purpose of this letter is to respond to comment 8 of your letter of December 8, 2022, regarding the abovementioned registration statement (the “Registration Statement”). For your convenience, your original comment appear in bold text, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 46

8. We acknowledge your response to prior comment 18, and your revised disclosures. Please further expand your disclosure to clarify your accounting policy for warrants issued as part of a unit. For example, warrants may be treated as equity classified instruments, or liability classified instruments that do not qualify for equity classification. You disclose throughout your document that you issued restricted common stock to certain managers and other related parties. Revise your critical accounting policy disclosure to address how you accounted for these shares, including how you determined their fair values. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of its common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $4.00 to $6.00 per share (the “Price Range”) for its IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Price Range were the following:

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	the Company’s financial position and prospects;

●	progress and stage of development of the Company’s products and brand;

●	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

●	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

●	an assumption that there would be a receptive public trading market for the Company’s brand name;

●	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company;

●	the recent performance of IPOs of companies in the industry in which the Company operates.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretations regarding the permissible parameters of a bona fide price range.

Summary of Recent Equity Awards

Restricted Common Stock Grants

The table below is a list of the restricted stock grants of our common stock issued to our employees, related party consultants and members of our Board of Directors (“Board”) since the date of our incorporation in October 2021:

Grant Date	Number of shares of Common Stock Granted	Estimated Fair Value per Share at Grant Date
April 6, 2022 (*)	2,000,000	$0.10

June 22, 2022 (*)	250,000	$0.10

September 14, 2022 (*)	400,000	$1.00

(*)       The value per share of the common stock grant was not evaluated by a third party.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of our common stock has been determined by the Board with input from the Company’s management, considering the Company’s and the Board’s assessment of additional objective and subjective factors that it believed were relevant through the date of the common stock grant, including:

●	the prices at which the shareholders or the Company sold shares of its common stock to third parties and/or existing investors;

●	the continued build-out of the Company’s management team;

●	external market conditions affecting, and the trends within, the direct-to-consumer telemedicine and men’s health and wellness sectors;

●	the Company’s financial position, including cash on hand, and its forecasted performance and operating results;

●	the Company’s negative cash flows and its need for additional financing;

●	the lack of an active public market for shares of the Company’s common stock;

●	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

●	the analysis of IPOs and the market performance of similar public companies the direct-to-consumer telemedicine and men’s health and wellness sectors.

April 2022 Valuation

In April, 2022, the Company issued 1,000,000 shares of restricted common stock each to Mr. Jacob Cohen (the Company’s Co-Founder, Chairman and Chief Executive Officer and majority shareholder) and Mr. Jonathan Arango (the Company’s Co-Founder, President, and Chief Operating Officer), in consideration for services rendered as the Chief Executive Officer and President and Chief Operating Officer, respectively, of the Company. The shares were valued at $0.10 per share, based on then recent private sales by a related party (i.e., an entity owned by Mr. Cohen) to third-parties     of shares in June 2022 on arms-length terms (we note that while one sale was at $0.25 per share, the majority of such June 2022 sales were valued at $0.10 per share).

June 2022 Valuation

In June 2022, the Company issued 250,000 shares of restricted common stock to The Loev Law Firm, PC in consideration for legal services rendered to the Company. The managing partner of The Loev Law Firm, PC, is David M. Loev, who is the brother-in-law of the Company’s CEO, Jacob D. Cohen. The shares were valued at $0.10 per share, based on then recent private sales by a related party (i.e., an entity owned by Mr. Cohen), to third-parties     of shares in June 2022 on arms-length terms (we note that while one sale was at $0.25 per share, the majority of such June 2022 sales were valued at $0.10 per share).

September 2022 Valuation

In September 2022, the Company issued a total of 400,000 shares of restricted common stock to employees and members of its Board of Directors. The shares were valued at $1.00 per share, based on then recent sales of units as sold through a private placement to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per share. In total, the Company sold an aggregate of 2,000,000 units for $2,000,000 to 23 accredited investors between August 2022 and December 2022, pursuant to Regulation D under the Securities Act of 1933, as amended.

Stock Options

Grant date	Number of shares of common stock underlying equity awards	Exercise price per share of common stock	Black Scholes fair value per share of common stock for financial reporting purposes as of the grant date
September 2022*	1,250,000	$1.10	$0.6170

(*) The value per share of the stock options grant was not evaluated by a third party.

During the nine months ended September 30, 2022, the Company granted a total of 1,250,000 options, of which 750,000 were granted to Jacob Cohen, the Company’s CEO, and 500,000 were granted to Jonathan Arango, the Company’s President and COO, pursuant to the terms of their respective employment agreement. The options have an exercise price of $1.10 per share, an original life of five years and vest at the rate of 1/3rd of such options on annual renewal of their employment over three years.

As of September 30, 2022, the fair value of unvested options outstanding was $753,255, or $0.6170 per share of common stock. The aggregate initial fair value of the options measured during the nine months ended September 30, 2022 was calculated using the Black-Scholes option pricing model based on the following assumption:

September 30, 2022
Fair Value of Common Stock on measurement date	$1.00
Risk free interest rate	3.30%
Volatility	92.54%
Dividend Yield	0%
Expected Term	3.5

(1)	The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.
(2)	The trading volatility was determined by calculating the volatility of the Company’s peer group.
(3)	The Company does not expect to pay a dividend in the foreseeable future
(4)	The Company, in accordance with SAB 14-D.2, used the simplified method (plain vanilla) to determine the overall expected term

Comparison of Most Recent Valuation and the Price Range

The Price Range was not derived using a formal determination of fair value but was determined based on discussions between us and the underwriters. The price that investors are willing to pay in the IPO, for which the Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

Among the factors that were considered in setting the Price Range described above at a greater valuation than the equity award discussed above, were the following:

1.	Since the equity awards were granted as discussed above, we have expanded our business operations including the hiring of additional personnel, management, and the election of additional members to our Board of Directors;

2.	Since the equity awards were granted as discussed above, we have completed the development of our internal backend telemedicine software platform connecting our customers to licensed healthcare professionals (through the Company’s website) for the provision of care via telehealth and to a licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of telehealth consultations;

3.

Since the equity awards were granted as discussed above, we have made capital investments in vertical packaging and sealing equipment allowing for higher production capacity as we anticipate growth and future sales; and

4.

Since the equity awards were granted as discussed above, we have started to market and sell our products online via our website at www.MangoRx.com and have started to execute our various marketing campaigns and initiatives.

Additionally, the reasons for difference between the recent valuation of our common stock in our private placement and the estimated offering price in the IPO include the following:

●	Share price volatility for small cap companies’ public offerings has made it difficult for prospective investors to assess the rapidly changing value of those stocks, which could potentially impact the Company and its stock price;

●	At the time of our private placement offering, the IPO had not been (and is still not) approved by the SEC, which adds uncertainty to investors’ assessment of the likelihood of a successfully completed IPO;

●	The current Nasdaq ‘pause’ on timely issuing approvals for small cap IPOs has added additional uncertainty to investors’ assessment of the likelihood of a successfully completed IPO;

●	The reduction of the number of IPOs being brought to market in 2022 compared to 2021 has eliminated many investors from consideration of private placement investment opportunities, leading to in some cases greatly reduced valuations for those issuers, like the Company, which continue to seek capital despite the challenges of the current funding environment; and

●	In addition, the anticipated Price Range for our offering necessarily assumes that the IPO has occurred and that a public market for shares of the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock in all prior valuations.

Further, the Company expects to accrue as a result of becoming publicly traded through the IPO: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO; (ii) an anticipated improved ability of the Company to raise capital through the sale of equity and debt securities going forward and at a lower expected cost of capital and with reduced borrowing costs, each as a result of being a publicly traded company; and (iii) the expected increased attractiveness of the Company’s common stock as a currency to raise capital, to compensate employees and for other strategic transactions.

In light of the above, we respectfully submit that the difference between the per share fair values used as the basis for determining share-based compensation, our recent private placement and the Preliminary Price Range, are reasonable and appropriate for the reasons described herein and in the Registration Statement.

*      *      *

If you have any questions or require additional information, please contact our attorney David M. Loev at (713) 524-4110, of the Loev Law Firm, P.C.

Sincerely,

Mangoceuticals, Inc.

By:	/s/ Mr. Jacob D. Cohen
Chief Executive Officer